***FOR IMMEDIATE RELEASE***

For: ZIONS BANCORPORATION	Contact: Clark Hinckley
One South Main, Suite 1134	Tel: (801) 524-4787
Salt Lake City, Utah	October 19, 2006
Harris H. Simmons
Chairman/Chief Executive Officer

ZIONS BANCORPORATION BOARD AUTHORIZES
$400 MILLION COMMON STOCK REPURCHASE

SALT LAKE CITY; December 11, 2006 — Zions Bancorporation (NASDAQ: ZION) announced today that its board of directors has authorized the company to repurchase up to $400 million of the company’s common stock. The company expects to use this authority in the remainder of 2006 and throughout 2007, while maintaining its recently announced target tangible equity ratio of approximately 6.25% to 6.50%.

“Strong and stable earnings coupled with a recent offering of noncumulative perpetual preferred stock have made it possible to resume repurchases of common stock while maintaining very strong capital ratios,” said Harris H. Simmons, chairman and chief executive officer.

The company suspended the stock repurchase program in mid-2005 in anticipation of the acquisition of Amegy Bancorporation.

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select high growth markets. Zions operates its banking businesses under local management teams and community identities through over 470 offices and 500 ATMs in 10 Western states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington. The company is a national leader in Small Business Administration lending and public finance advisory services. In addition, Zions is included in the S&P 500 and NASDAQ Financial 100 indices. Investor information and links to subsidiary banks can be accessed at www.zionsbancorporation.com.

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